UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 9, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 9, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 9, 2012
12-44-TR

Teck Announces New Vice President Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) is pleased to announce the appointment of Keith Stein to Vice President, Project Development; Bill Fleming to Vice President, Engineering, Projects and Business Improvement, Coal; Robin Sheremeta to Vice President, Operations, Coal; and Bob Kelly to Vice President, Health & Safety.

As Vice President, Project Development, Keith Stein is responsible for the successful delivery of Teck’s capital projects. Before joining Teck in October 2012, Mr. Stein was Vice President, Project Director and officer with Fluor Canada Ltd. He is a graduate of the Mohawk College of Applied Arts and Technology’s Mechanical Engineering Technology program. Mr. Stein reports to Tim Watson, Senior Vice President, Project Development.

As Vice President, Engineering, Projects and Business Improvement, Coal, Bill Fleming will be responsible for the development of Teck’s coal resources. Mr. Fleming will also lead the coal business unit’s improvement program. Mr. Fleming joined Teck in 1987 and is currently Vice President, Operations and Engineering. He holds a Bachelor of Applied Science in Mine Engineering from Queen’s University. Mr. Fleming will report to Ian Kilgour, Senior Vice President, Coal.

As Vice President, Operations, Coal, Robin Sheremeta will be responsible for the performance of Teck’s six coal operations in B.C. and Alberta. Mr. Sheremeta joined Teck in 1988 and is currently Vice President, Health & Safety Leadership. His previous positions within Teck include General Manager of Elkview Operations and Greenhills Operations. He holds a Bachelor of Science in Mining and Mineral Process Engineering from the University of British Columbia. Mr. Sheremeta will report to Ian Kilgour, Senior Vice President, Coal.

As Vice President, Health & Safety, Bob Kelly will be responsible for all corporate safety programs. Mr. Kelly joined Teck in 2007 and is currently General Manager, Duck Pond Operations. He holds a Bachelor of Science degree from Memorial University and is a graduate of the University of Western Ontario’s School of Business Executive Program. Mr. Kelly will report to Marcia Smith, Senior Vice President, Sustainability & External Affairs.

Mr. Stein’s appointment took effect October 1, 2012. Mr. Fleming, Mr. Sheremeta and Mr. Kelly will assume their new roles on January 1, 2013.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Chris Stannell
Senior Communications Specialist
Tel.: 604.699.4368
E-mail: chris.stannell@teck.com